

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 8, 2008

<u>via U.S. mail and facsimile</u>
Mr. Henry Andrews
Chief Executive Officer
Transact Energy, Corp.
1188 West Georgia Street, Suite 1650
Vancouver, B.C. Canada V6E 4A2

      Re: **Transact Energy, Corp.**
               Amendment No. 2 to Registration Statement on Form S-1
               Filed September 29, 2008
               File No. 333-151574
               Form 10-Q for the Fiscal Quarter Ended
               June 30, 2008
               File No. 333-139746

Dear Mr. Andrews:

We have limited the review of your amended filings to those issues identified in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   Please advise us supplementally, of the reasons for the resignation of the entire slate of directors and officers of the company effective September 11, 2008.   Please confirm that there were no material issues with respect to such resignation that would warrant disclosure in the current registration statement.

2.   We note your response to prior comment 3 and reissue it in its entirety. Please refer to the definitions of development stage company and exploration stage company noted in Industry Guide 7 (a). Please revise your disclosure.

Summary Compensation Table, page 31

3.   Please include a note to the summary compensation table that indicates that the persons listed in the table are no longer officers or directors of the company.

Certain Relationships and Related Party Transactions, page 34

4.   Your disclosure states that "Mr. Bartlett, … a shareholder[]" was reimbursed $5,630.   Revise to clarify that such reimbursement occurred at a time during which Mr. Bartlett also served as an officer and director of the company.

Part II

5.   On page 33 of the prospectus, we note reference to the 200,000 shares beneficially owned by Mr. Andrews. Consistent with the requirements of Item 701 of Regulation S-K, please disclose information regarding the issuance of these securities.

Quarterly Report for the Fiscal Quarter Ended June 30, 2008

6.   We refer you to Item 307 of Regulation S-K and the definition of disclosure controls contained in Rule 13a-15(e) of the Exchange Act of 1934. It does not appear that your officers provided the required disclosure regarding the efficacy of disclosure controls and procedures. Please amend the disclosure in the quarterly report to address this deficiency. Please ensure updated certifications are filed with the amendment.

Closing Comments

        As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Mellissa Campbell Duru at (202) 551-3757 or me at (202) 551-3611 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: via facsimile
        Cletha A. Walstrand, Esq.
        435-688-7318